UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

FORM 6-K OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2, 2006

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

______________________________________________________________________________________________________________________

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

Mon Bébé

Quinny

HOME FURNISHINGS

Ameriwood

Ridgewood

Adepta

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

Playsafe

Roadmaster

EXCHANGES

CANADA

TSX:

DII.B, DII.A

U.S.A.

NASDAQ:

DIIB

CONTACT:

MaisonBrison/BarnesMcInerney

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL REPORTS SECOND QUARTER RESULTS

•

Revenue even with previous year’s corresponding period

•

RTA board prices stabilizing

Montreal, August 2, 2006 — Dorel Industries Inc. (TSX: DII.B DII.A; NASDAQ: DIIB) today announced results for the second quarter ended June 30, 2006. Net earnings were US$17.9 million or US$0.55 per diluted share compared to US$21.7 million or US$0.66 per diluted share for the corresponding quarter a year ago. Revenue for the period was US$435.9 million compared to US$435.4 million during the second quarter last year. Six month earnings decreased to US$42.1 million or US$1.28 per diluted share from US$49.0 million or US$1.49 per diluted share a year ago. Year-to-date revenue was US$886.9 million, down from last year’s first half revenue of US$907.3 million. Over the past 12 months, Dorel’s return on its equity is 11.4% and its book value per share as of June 30, 2006 is US$22.53.

In both the second quarter and year-to-date, sales gains in the Juvenile segment have offset revenue declines in the Home Furnishings and Recreational / Leisure segments. For the quarter, overall revenues were flat whereas for the first half sales increases in Juvenile partially offset the other segments’ revenue decreases. As such, total year-to-date revenues have declined by 2.2%. The first quarter initiative by a major customer to reduce its on-hand inventory levels continued into the second quarter. As a result, revenues were affected, specifically in Recreational / Leisure and Home Furnishings.

Earnings were affected by a US$3.5 million reserve taken against Sting Ray bicycle inventory in the Recreational / Leisure segment. The after tax impact of this reserve was US$2.1 million or US$0.06 per diluted share. Additionally, as anticipated, product liability costs have increased over 2005 levels. In the Juvenile segment, these costs in 2006 increased by US$6.4 million in the quarter and US$6.2 million year-to-date.

“As anticipated, the quarter was disappointing. While Juvenile posted solid revenue gains, particularly in the US, we are continuing to work through issues in ready-to-assemble furniture and to strengthen Pacific Cycle’s foundation in recreational products. Progress is being made at Ameriwood. Particle board pricing has stabilized and price increases have been negotiated with major retailers, which are expected to take effect later in the third quarter,” stated Dorel President and CEO, Martin Schwartz.

Summary of Financial Highlights
Second quarter ended June 30
All figures in thousands of US $, except per share amounts
	2006	2005	Change %
Revenue	435,914	435,375	0.1%
Net income	17,936	21,745	-17.5%
Per share – Basic	0.55	0.66	-16.7%
Per share - Diluted	0.55	0.66	-16.7%
Average number of shares outstanding –	32,860,490	32,940,164
diluted weighted average

Summary of Financial Highlights
Six months ended June 30
All figures in thousands of US $, except per share amounts
	2006	2005	Change %
Revenue	886,938	907,278	-2.2%
Net income	42,117	48,950	-14.0%
Per share – Basic	1.28	1.49	-14.1%
Per share - Diluted	1.28	1.49	-14.1%
Average number of shares outstanding –	32,859,883	32,951,503
diluted weighted average

Juvenile Segment

Second quarter Juvenile revenue was up 12.1% to US$216.2 million from US$192.8 million during the same period a year ago. Earnings from operations rose slightly to US$20.1 million compared to US$19.8 million last year. For the first half, revenue rose 4.6% to US$456.3 million from US$436.3 million a year ago, while earnings from operations were up 6.3% to US$50.3 million from US$47.3 million. Gross margins were consistent with 2005 levels for both the quarter and year-to-date at 29.0% and 28.7% respectively. However, higher product liability costs partially offset the increase in gross margin dollars, dampening earnings from operations.

Revenues in North America increased by 21.8% in the quarter whereas revenues in Europe increased by 1.4%. For the quarter, the value of the Euro and Canadian dollar against the U.S. dollar did not significantly impact organic sales growth. Year-to-date organic sales growth for the segment as a whole was 6.3%, as opposed to the 4.6% as reported, due principally to the stronger U.S. dollar versus the Euro in the first quarter of 2006.

Revenue gains in the US during the second quarter were driven by the introduction of several new items, including a new opening price point collection comprised of a travel system, swing, playard, and high chair as well as new Disney items. A new Eddie Bauer travel system performed exceptionally well during the quarter.  In Europe, overall Euro-denominated revenues rose 1.7% in  with solid car seat and stroller sales growth, mainly due to the on-going popularity of the Maxi-Cosi and Quinny brands.

Home Furnishings Segment

Home Furnishings revenue decreased 8.9% to US$120.1 million from US$131.9 million during the second quarter a year ago. Earnings from operations were down 24.2% to US$4.7 million versus US$6.2 million last year. For the six months, revenue slipped 8.5% to US$253.8 million from US$277.3 million. Earnings from operations for the first half decreased 45.3%, to US$9.3 million from US$17.0 million last year.

Sales of ready-to-assemble (RTA) furniture declined by US$10.7 million from the second quarter of 2005, or 19%, due principally to lower sales to the mass merchant channel. Ameriwood’s futon sales in the quarter declined by 18% compared to the prior year. This was due to delays in orders from certain customers. It is still expected that futon sales for the year will exceed 2005 levels. Revenues during the second quarter at Dorel Asia and Cosco Home & Office increased moderately, by 3% and 2% respectively over last year. Both these businesses continue to make inroads into new customers and in new product categories. The segment’s year-to-date revenue decline of 8.5% is due to declines in RTA furniture, futon and Cosco Home & Office sales decreases of 23.8%, 9.7% and 3.1% respectively.  Dorel Asia achieved revenue growth of 19.1% versus 2005.

For the segment as a whole, second quarter gross margins were essentially flat with 2005 levels as higher margins at Dorel Asia and Cosco Home & Office offset declines at Ameriwood. Importantly, RTA furniture margins for the quarter improved by 210 basis points over the first quarter. Year-to-date gross margins have declined by 140 basis points as the gains Dorel Asia and Cosco Home & Office only partially offset declines at Ameriwood. For the quarter, Ameriwood’s earnings declined by US$3.4 million versus last year due both to RTA and futon sales declines. Cosco Home & Office earnings in the quarter increased by US$1.1 million, due to an improved product mix, selling in product categories with higher margins. Dorel Asia’s second quarter earnings improved by US$0.7 million compared to last year.

In RTA, particle board prices rose sharply in the second quarter, at one point 50% higher year-over-year. The availability of board also had a significant impact on production costs as the Company sought to maintain the required levels of customer service. Shorter, less efficient production runs were scheduled and higher priced fiberboard was used on many occasions to produce orders. Currently, board prices have stabilized and supply is less of an issue. While the additional cost of particle board was completely absorbed by Ameriwood in the second quarter, price increases to its customers should take effect toward the end of the current third quarter. Domestic production and efficiencies have stabilized with continuous improvement expected throughout the year.

Ameriwood was successful in placing promotional back-to-college RTA furniture and futon products at major retail accounts. The division is also working with several large retailers to develop and launch new storage and organization, closet, garage and other programs that are expected to ship in the fourth quarter. Import product design and development is also accelerating.

Recreational/Leisure Segment

Second quarter Recreational/Leisure revenue decreased 9.9% to US$99.6 million from US$110.6 million last year. Earnings from operations were down 57.5% to US$5.7 million from US$13.4 million. For the six months, revenue dropped 8.7% to US$176.8 million from US$193.7 million. Year-to-date earnings from operations decreased 42.5% to US$12.7 million from US$22.1 million last year

Gross margins decreased by 590 basis points in the quarter and by 380 basis points year-to-date. This decline includes the US$3.5 million pre-tax reserve taken against Sting Ray bicycle inventory in the second quarter. This reserve had the impact of lowering gross margins by 350 basis points in the quarter and 200 basis points year-to-date. Without this reserve, gross margins for the quarter and year-to-date would have been 19.1% and 20.0% respectively. The decline over 2005 margins is due to a less favourable product mix.

Lower bicycle inventories being carried at a particular mass merchant customer as well as lower sales to other mass merchants reduced revenues overall. These declines were partially offset by increased sales to the Independent Bike Dealer (IBD) chain as well as new product category sales. Sales of Schwinn gas-powered motor scooters were on plan. For the first time in June, Pacific Cycle shipped over US$1 million of scooters, the highest amount for a single month since the line was introduced. This reflects EPA certification of the units in all 50 US states and continued growth of the dealer network.

Other

The Company recorded a tax recovery of US$0.4 million in the second quarter of 2006 on pre-tax earnings of US$17.5 million. This compares to a tax expense of US$3.5 million in the second quarter of 2005 on pre-tax earnings of US$25.3 million. The recovery in 2006 was a result of lower earnings in higher tax rate jurisdictions and a change in the valuation allowance of a benefit for tax losses. The Company’s year-to-date tax rate is currently 10.5% compared to 17.2% in 2005. Despite the unusually low tax rate in the quarter, the Company still expects its tax rate for the year to be in the range of 15% to 20%.

Cash Flow

Cash flow from operations in 2006 for the six months ended June 30 was US$44.1 million compared to US$37.6 in 2005. This improvement was despite a decline in after-tax earnings of US$6.8 million. Year-to-date free cash flow was US$30.2 million as compared to US$18.2 million in 2005, an improvement of US$12.0 million. Inventory levels have risen by US$32.7 million from year-end levels, using free cash in the first half of the year. However, this increase was expected as it is to service second half shipping needs. Year-end inventory levels for 2006 are expected to be in the range of December 2005 levels.

CONFERENCE CALL

Dorel Industries Inc. will hold a conference call to discuss these results today at 1:00 P.M. Eastern Time. Interested parties can join the call by dialling 1-800-814-4853. The conference call can also be accessed via live webcast at www.dorel.com , www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21197756# on your phone. This tape recording will be available on Wednesday, August 2, 2006 as of 3:00 P.M. until 11:59 P.M. on Wednesday, August 9, 2006.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel Industries (TSX: DII.A, DII.B; NASDAQ: DIIB) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 4,500 people in fourteen countries. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain. 2005 sales were US$1.8 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble furniture products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood/Charleswood brands as well as the California Closets license; Cosco Home & Office, which markets home/office products under the Cosco brand and Samsonite license as well as home healthcare products under the Cosco Ability Essentials and Adepta brands; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster brands. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	As at June 30, 2006	As at December 30, 2005
	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash	$ 18,585	$ 12,345
Accounts receivable	264,308	287,225
Income taxes receivable	10,555	14,817
Inventories	316,528	279,265
Prepaid expenses	10,360	10,288
Funds held by ceding insurer	3,704	3,647
Future income taxes	28,955	26,060
	652,995	633,647

PROPERTY, PLANT AND EQUIPMENT	144,046	144,248
DEFERRED CHARGES	15,021	15,561
INTANGIBLE ASSETS	259,358	253,245
GOODWILL	494,270	481,518
OTHER ASSETS	10,265	10,750
ASSETS HELD FOR SALE	3,699	3,699
	$ 1,579,654	$ 1,542,668

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 3,918	$ 4,828
Accounts payable and accrued liabilities	301,285	305,922
Income taxes payable	10,550	18,483
Balance of sale payable	–	4,946
Current portion of long-term debt	265,122	8,025
	580,875	342,204

LONG-TERM DEBT	163,887	439,634
BALANCE OF SALE PAYABLE	665	665
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,014	19,081
FUTURE INCOME TAXES	67,954	62,986
OTHER LONG-TERM LIABILITIES	5,913	5,656

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	162,545	162,503
CONTRIBUTED SURPLUS	4,886	3,639
RETAINED EARNINGS	520,272	478,155
CUMULATIVE TRANSLATION ADJUSTMENT	52,643	28,145
	740,346	672,442
	$ 1,579,654	$ 1,542,668

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Second Quarter Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 429,403	$ 430,181	$ 874,294	$ 895,805
Licensing and commission income	6,511	5,194	12,644	11,473
TOTAL REVENUE	435,914	435,375	886,938	907,278

EXPENSES
Cost of sales	341,741	338,167	691,657	700,901
Selling, general and administrative expenses	57,684	52,043	110,134	107,792
Depreciation and amortization	9,144	9,376	18,070	18,647
Research and development costs	2,252	2,462	4,533	4,652
Interest on long-term debt	7,486	7,629	15,260	15,549
Other interest	60	437	203	594
	418,367	410,114	839,857	848,135

Income before income taxes	17,547	25,261	47,081	59,143

Income taxes	(389)	3,516	4,964	10,193

NET INCOME	$ 17,936	$ 21,745	$ 42,117	$ 48,950

EARNINGS PER SHARE
Basic	$ 0.55	$ 0.66	$ 1.28	$ 1.49
Diluted	$ 0.55	$ 0.66	$ 1.28	$ 1.49

SHARES OUTSTANDING
Basic – weighted average	32,860,228	32,825,827	32,859,722	32,814,402
Diluted – weighted average	32,860,490	32,940,164	32,859,883	32,951,503

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

Six Months Ended
	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)

BALANCE, BEGINNING OF PERIOD	$ 478,155	$ 386,833
Net income	42,117	48,950

BALANCE, END OF PERIOD	$ 520,272	$ 435,783

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Second Quarter Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 17,936	$ 21,745	$ 42,117	$ 48,950
Items not involving cash:
Depreciation and amortization	9,144	9,376	18,070	18,647
Amortization of deferred financing costs	38	401	436	803
Future income taxes	(2,046)	(222)	(694)	1,452
Stock based compensation	630	720	1,247	1,421
Pension and post-retirement defined benefit plans	361	436	966	924
Loss (gain) on disposal of property, plant and equipment	(6)	162	25	167
	26,057	32,618	62,167	72,364
Net changes in non-cash balances related to operations	6,574	(21,939)	(18,084)	(34,786)
CASH PROVIDED BY OPERATING ACTIVITIES	32,631	10,679	44,083	37,578

FINANCING ACTIVITIES
Bank indebtedness	766	2,372	(939)	2,223
Long-term debt	(27,564)	(1,271)	(18,721)	(9,975)
Issuance of capital stock	17	1,290	34	1,417
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(26,781)	2,391	(19,626)	(6,335)

INVESTING ACTIVITIES
Acquisition of subsidiary companies	–	(2,495)	(4,946)	(7,440)
Additions to property, plant and equipment – net	(4,059)	(5,030)	(7,530)	(11,729)
Deferred charges	(2,085)	(2,407)	(3,928)	(4,703)
Funds held by ceding insurer	(32)	(34)	(57)	(89)
Intangible assets	(874)	(52)	(2,399)	(2,859)
CASH USED IN INVESTING ACTIVITIES	(7,050)	(10,018)	(18,860)	(26,820)

Effect of exchange rate changes on cash	602	384	643	177
NET (DECREASE) INCREASE IN CASH	(598)	3,436	6,240	4,600
Cash, beginning of period	19,183	12,452	12,345	11,288
CASH, END OF PERIOD	$ 18,585	$ 15,888	$ 18,585	$ 15,888

SEGMENTED INFORMATION

ALL FIGURES IN THOUSANDS OF US $

Industry Segments

	For The Second Quarter Ended June 30,
	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2006	2005	2006	2005	2006	2005	2006	2005
Total Revenue	$435,914	$435,375	$ 216,223	$ 192,848	$ 120,079	$ 131,910	$ 99,612	$ 110,617
Cost of sales	341,741	338,167	153,560	136,940	104,141	114,433	84,040	86,794
Selling, general and administrative expenses	52,349	45,945	33,758	26,986	8,951	8,678	9,640	10,281
Depreciation & amortization	9,121	9,375	7,202	7,319	1,657	1,911	262	145
Research and development costs	2,252	2,462	1,580	1,795	672	667	–	–
Earnings from Operations	30,451	39,426	$ 20,123	$ 19,808	$ 4,658	$ 6,221	$ 5,670	$ 13,397
Interest	7,546	8,066
Corporate expenses	5,358	6,099
Income taxes	(389)	3,516
Net income	$ 17,936	$ 21,745

SEGMENTED INFORMATION (CONTINUED)

ALL FIGURES IN THOUSANDS OF US $

	For The Six Months Ended June 30,
	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2006	2005	2006	2005	2006	2005	2006	2005
Total Revenue	$886,938	$907,278	$ 456,316	$ 436,311	$ 253,806	$ 277,292	$ 176,816	$ 193,675
Cost of sales	691,657	700,901	325,557	311,773	221,133	237,630	144,967	151,498
Selling, general and administrative expenses	100,386	96,667	63,129	59,202	18,662	17,743	18,595	19,722
Depreciation & amortization	18,025	18,579	14,203	14,583	3,305	3,679	517	317
Research and development costs	4,533	4,652	3,091	3,407	1,442	1,245	–	–
Earnings from Operations	72,337	86,479	$ 50,336	$ 47,346	$ 9,264	$ 16,995	$ 12,737	$ 22,138
Interest	15,463	16,143
Corporate expenses	9,793	11,193
Income taxes	4,964	10,193
Net income	$ 42,117	$ 48,950

Geographic Segments – Origin of Revenues

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Canada	$ 38,203	$ 42,377	$ 88,015	$ 91,752
United States	270,975	268,489	533,927	562,737
Europe	92,743	91,497	190,636	190,369
Other foreign countries	33,993	33,011	74,360	62,420
Total	$ 435,914	$ 435,375	$ 886,938	$ 907,278

__________________________________________________________________________________________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

August 2, 2006